Skadden, Arps, Slate, Meagher & Flom llp
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Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	XAI Octagon Floating Rate Income & Credit Alternative Trust

Ladies and Gentlemen:

On behalf of XAI Octagon Floating Rate Income & Credit Alternative Trust, we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).
A fee of $115.90 to cover the registration fee under the Securities Act has been paid.
If you have any questions or require any further information with respect to this filing, please call me at (312) 407-0641.

Very truly yours,

/s/ Kevin T. Hardy
Kevin T. Hardy

Enclosure